              U.S. SECURITIES EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                       ChinaCache International Holdings Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    16950M107
                                 (CUSIP Number)

                                December 31, 2016
              Date of Event Which Requires Filing of this Statement

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

1)	Name of Reporting Person: Pioneer Global Asset Management S.p.A (PGAM)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Italy
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	0
		(6) Shared Voting Power	39,402,144
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	39,402,144
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			39,402,144
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			9.2%
12) Type of Reporting Person (See Instructions)			FI

1)	Name of Reporting Person: Pioneer Asset Management SA (PAMSA)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	27,225,776
		(6) Shared Voting Power	0
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	27,225,776
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			27,225,776
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			6.3%
12) Type of Reporting Person (See Instructions)			FI

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Item 1(a)         Name of Issuer.

               ChinaCache International Holdings Ltd.

Item 1(b)         Address of Issuer's Principal Executive Offices:

               SECTION A, BUILDING 3
   NO.7 JIUXIANQIAO NORTH ROAD
   CHAOYANG DISTRICT, BEIJING, CHINA 100015

Item 2(a)         Name of Person Filing:

                  PGAM and PAMSA

Item 2(b)  Address of Principal Business Office:

           The principal business office for PGAM is:
           Piazza Gae Aulenti 1 (Tower B)
           Milan, Italy

           The principal business office for PAMSA is:
           4, rue Alphonse Weicker
                      2721 Luxembourg
                      Luxembourg

Item 2(c)  Citizenship:

           PGAM is organized under the laws of Italy.

           PAMSA is a corporation organized under the laws of Luxembourg.

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         Cusip Number:

                  16950M107

Item 3   The person filing this statement pursuant to Rule 13d-1(b)
         or 13d-2(b) is:

             PGAM is a parent holding company or control
             person in accordance with Section 240.13d-1(b)(1)(ii)(J).

             PAMSA is a non-U.S. Institution in accordance with
                                  Section 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership.

(a) Amount Beneficially Owned:**

        PGAM:                                           39,402,144
        PAMSA:                                           27,225,776

(b) Percent of Class:

        PGAM:                                           9.2%
        PAMSA:                                           6.3%

(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote: 0

         (ii) shared power to vote or to direct vote:**

        PGAM:   39,402,144
        PAMSA:  27,225,776

         (iii) sole power to dispose or to direct disposition of: 0

         (iv) shared power to dispose or to direct disposition:**

        PGAM:  39,402,144
        PAMSA: 27,225,776

**Shares reported on this Schedule 13G (the Shares) are owned by (i) collective investment vehicles (Funds) advised by PAMSA and (ii) Funds advised by other advisors that are direct or indirect wholly-owned subsidiaries of PGAM
(Additional PGAM Subsidiaries).  In their roles as investment manager or adviser to the Funds, PIM and the Additional PGAM Subsidiaries possess investment and/or voting control over the Shares.

PAMSA is a direct  subsidiary of PGAM. PGAM is a limited liability company and the holding company  incorporating  all of the Pioneer  Investments asset management
business   (including  PAMSA,  and  the  Additional  PGAM  Subsidiaries)  and  may
therefore, be deemed to beneficially own the Shares.

PGAM, and the Additional PGAM Subsidiaries disclaim beneficial ownership of the Shares except to the extent or their respective pecuniary interests therein, if any.  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

In  accordance  with  Securities  and Exchange  Commission  Release  No.34-39538
(January 12, 1998) (the"Release"),  this filing reflects the securities that may be deemed to be beneficially owned by the Reporting Persons,  each of which is a directly or indirectly owned subsidiary of Unicredit S.p.A. ("Unicredit").  This filing does not reflect securities,  if any,  beneficially owned by Unicredit or any other  subsidiaries of Unicredit whose ownership is disaggregated  from that of the Reporting Persons in accordance with the Release.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Various  persons  have the right to  receive  or the  power to  direct  the receipt of dividends from, or the proceeds from the sale of, the Common Stock of ChinaCache International Holdings Ltd. The interest of one person, PAMSA, in the Common Stock of ChinaCache International Holdings Ltd., amounted to 27,225,776 shares or 6.3% of the total outstanding Common Stock at December 31, 2016.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported On By the Parent Holding Company.

         See Item 4.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

    By  signing  below PGAM  certifies  that to the best of its  knowledge  and belief, the foreign regulatory scheme applicable to it as a sub-holding  company for the asset  management  division in the UniCredit  Banking Group,  the latter being  regulated  by the  Bank of Italy  and the  Commissione  Nazionale  per le
Societa`e la Borsa  (CONSOB),  is  substantially  comparable  to the  regulatory scheme applicable to the functionally equivalent U.S. institution(s).  PGAM also undertakes to furnish to the Commission  staff,  upon request,  information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                  Date: February 3, 2017

                  Pioneer Global Asset Management S.p.A

                  By: /s/ Giordano Lombardo
                  Name:   Giordano Lombardo
                  Title:  Chief Investment Officer

                  Pioneer Asset Management, SA

By: /s/ Enrico Turchi
Name:   Enrico Turchi
Title:  Managing Director

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EXHIBIT

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange
Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the
Common Stock of ChinaCache International Holdings Ltd. and further agree to the filing of this agreement as an Exhibit thereto. Each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: February 3, 2017

Pioneer Global Asset Management S.p.A

By: /s/ Giordano Lombardo
Name:   Giordano Lombardo
Title:  Chief Investment Officer

Pioneer Asset Management, SA

By: /s/ Enrico Turchi
Name:   Enrico Turchi
Title:  Managing Director